Form 10-K, Exhibit 13
period 1995-12-31
BROWN FLOURNOY EQUITY INCOME FUND LTD PARTNERSHIP
filed 1996-03-29
CIK 796333

BROWN-FLOURNOY EQUITY INCOME FUND
                              LIMITED PARTNERSHIP

                               1995 ANNUAL REPORT

                                 March 15, 1996

Dear Investor:

         We are pleased to report another year of improved operating results for the Brown-Flournoy Equity Income Fund. In spite of increased competition from new construction in each of the markets in which the Fund operates, the Fund was able to realize another year of increased rental income.

OPERATIONS

         Overall occupancy for the Fund's properties averaged 94% during 1995, a slight decrease from 1994's average of 95%. While rental rates were increased at all four properties during 1995, added competition from new construction tempered the acceptance of these increases by the market, as evident by the slightly lower occupancy levels. In spite of reduced overall occupancy levels, the Fund achieved a $193,282 increase in rental income, as compared to the prior year. Each property achieved some level of increase, with the High Ridge property contributing the largest year-to-year improvement.

         During 1995, the Fund recognized income of $299,228 representing proceeds from the settlement of a lawsuit regarding polybutylene piping utilized in the construction of one of the properties.

         Total expenses increased $215,523 in 1995, due primarily to higher maintenance and repairs costs. During 1995, the Fund completed its program, begun in 1994, of painting each of the properties. The Park Place and Southland Station properties were painted during the year for a total cost of approximately $110,000. Additional maintenance and repairs programs during 1995 included pool resurfacing and landscaping enhancements.

         All four properties remain in excellent condition.

CASH DISTRIBUTIONS

         During 1995, the Fund made quarterly cash distributions to Unitholders totaling $20 per Unit and a special cash distribution during the first quarter of $10 per unit, representing funds received during 1994 from the polybutylene piping settlement. The quarterly distributions represented a 5.6% annualized return on the balance of your equity investments. These distributions were derived solely from operations, as cash flow provided by operating activities exceeded cash distributions made during the year.

                       BROWN-FLOURNOY EQUITY INCOME FUND
                              LIMITED PARTNERSHIP


OUTLOOK

         Construction of new apartment communities has increased in many markets of the southeastern United States. This new competition has tempered rental rate increases and slowed previous trends of rental income gains. Each of the Fund's four properties experienced heightened competition during 1995 from new construction. In some cases, 1996 will present additional challenges from new construction. Management intends to meet these challenges in the upcoming year through their ongoing marketing programs and commitment to high tenant service. The properties have been very well maintained since construction, including the painting of all four in 1994 and 1995, and are well prepared to compete in their markets.

         During 1996, the Fund will also have the opportunity to improve the financing of the properties, as the prepayment restrictions on the current first mortgages end in July and the mortgages become payable at the end of September. The current interest rate environment presents an excellent opportunity to reduce monthly debt service and improve cash returns to investors. We intend to examine refinancing options, while also exploring the benefits from property disposition opportunities.

Very truly yours,



John F. Flournoy                                    John M. Prugh, President
Development General Partner                 Brown Equity Income Properties, Inc.
                                                Administrative General Partner

                       BROWN-FLOURNOY EQUITY INCOME FUND
                              LIMITED PARTNERSHIP

         A summary of 1995 operations at the Fund's four properties is set forth below:


The High Ridge property, located in Athens, Georgia, achieved an average occupancy during the year of 97%, generally consistent with 1994. However, rental income increased 6% over the prior year, bolstered by rental rate increases which totaled $51 per unit on average by the end of the year. These results were achieved in spite of the addition to competition from a newly constructed property nearby.






         In-migration to the Spartanburg, South Carolina area continued to provide a substantial ource of new residents for multifamily communities in that market, including the Fund's Park Place property. These new residents are typically short-term renters with plans to build or buy a new home. In the interim, they are relatively price insensitive, which has allowed management at Park Place to increase rental rates throughout the year by an average of $26. The short-term nature of these residents' stay, however, causes large fluctuations in occupancy levels. While occupancy averaged 93% for the entire year, it ranged from as low as 87% in March to as high as 97% in October. Overall, the property achieved a 5% increase in rental income during the year.

                       BROWN-FLOURNOY EQUITY INCOME FUND
                              LIMITED PARTNERSHIP

         The Southland Station property, located in Warner Robins, Georgia, achieved an average occupancy during 1995, of 92%, a substantial decrease from 1994's average of 97%. However, ongoing rental rate increases throughout the year resulted in an overall increase in rental income of 3%, as compared to 1994. Long-term prospects for the property appear very strong, as the nearby Warner Robins Air Force Base was again excluded from the round of base closures announced in 1995. However, this news had some negative short-term impact as some tenants who had been delaying a home purchase, decided to move ahead with their plans based on the promising long-term outlook for the area. These moveouts contributed substantially to the drop in occupancy during the year.






         Occupancy at the Hidden Lake property veraged 96% during 1995, generally consistent with 1994. Monthly rents were increased $24 per unit on average during the year, contributing to a 3% increase in rental income as compared to 1994.

                          INDEPENDENT AUDITORS' REPORT


The Partners
Brown-Flournoy Equity Income Fund Limited Partnership:

We have audited the accompanying balance sheets of Brown-Flournoy Equity Income Fund Limited Partnership as of December 31, 1995 and 1994 and the related statements of operations, partners' capital (deficit) and cash flows for each of the years in the three-year period ended December 31, 1995. These financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brown-Flournoy Equity Income Fund Limited Partnership as of December 31, l995 and 1994, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.


                                                     KPMG PEAT MARWICK LLP

Baltimore, Maryland
January 16, 1996

                       BROWN-FLOURNOY EQUITY INCOME FUND
                              LIMITED PARTNERSHIP

                              Balance Sheets


                                                                    December 31,
                                                               1995            1994

 Assets

   Investment in real estate (Note 3) ..................   $ 15,200,825    $ 15,867,064
   Cash and cash equivalents (Note 4) ..................      1,447,679       1,738,073
   Other assets
     Accounts receivable, including $23,533 due from
       affiliates as of December 31, 1994 ..............         22,624          46,958
     Prepaid expenses ..................................         65,417          66,482
     Loan fees, less accumulated amortization
       of $469,856 and $395,668, respectively ..........         49,459         123,647

   Total other assets ..................................        137,500         237,087

 Total assets ..........................................   $ 16,786,004    $ 17,842,224


 Liabilities and Partners' Capital (Deficit)

   Accounts payable and accrued expenses including
     $27,523 and $26,602 due to affiliates, respectively   $    453,493    $    447,430
   Tenant security deposits ............................        130,542         123,616
   Mortgage loans payable (Note 6) .....................     20,200,950      20,326,886

   Total liabilities ...................................     20,784,985      20,897,932


   Partners' Capital (Deficit) (Note 8)
     General Partners ..................................       (234,522)       (215,657)
     Limited Partners
       Class A - $1,000 stated value per unit;
         27,000 units outstanding ......................     (3,764,559)     (2,840,151)
       Class B .........................................            100             100

   Total partners' capital (deficit) ...................     (3,998,981)     (3,055,708)

 Total liabilities and partners' capital (deficit) .....   $ 16,786,004    $ 17,842,224

See accompanying notes to financial statements

                       BROWN-FLOURNOY EQUITY INCOME FUND
                              LIMITED PARTNERSHIP

                            Statements of Operations

                        For the years ended December 31,


                                                                       1995           1994           1993


Revenues
  Rental income .............................................   $ 4,644,851    $ 4,451,569    $ 4,244,572
  Interest income ...........................................        67,677         49,805         57,850
  Gain on settlement of lawsuit (Note 10) ...................       299,228           --             --

                                                                  5,011,756      4,501,374      4,302,422


Expenses
  Compensation and related benefits .........................       465,396        423,923        449,505
  Property taxes ............................................       345,327        343,773        346,673
  Utilities .................................................       255,151        233,250        264,687
  Property management fee to related party (Note 5) .........       232,242        222,578        212,229
  Maintenance and repairs ...................................       505,152        404,083        256,291
  Advertising ...............................................        75,793         64,462         56,997
  Other .....................................................       106,308         80,845         88,287
  Administrative, including amounts to related party (Note 5)        85,768         92,422         75,611
  Interest expense (Note 6) .................................     1,945,006      1,953,754      1,954,227
  Depreciation of property and equipment (Notes 2 & 7) ......     1,038,167      1,019,697      1,021,009
  Amortization of loan fees (Note 2) ........................        74,188         74,188         74,188

                                                                  5,128,498      4,912,975      4,799,704

Net loss (Note 7) ...........................................   $  (116,742)   $  (411,601)   $  (497,282)


Net loss per unit of Class A Limited
  Partnership Interest (Note 8) .............................   $     (4.24)   $    (14.94)   $    (18.05)



See accompanying notes to financial statements.

                       BROWN-FLOURNOY EQUITY INCOME FUND
                              LIMITED PARTNERSHIP

                   Statements of Partners' Capital (Deficit)

                        For the years ended December 31,


                                                                                            Class A        Class B
                                                                            General         Limited        Limited
                                                                           Partners         Partners       Partners      Total


Balance at December 31, 1992 .........................................   $  (175,439)   $   (69,446)   $       100   $  (244,785)

Net loss .............................................................        (9,946)      (487,336)          --        (497,282)

Distributions to partners ............................................       (11,020)      (540,000)          --        (551,020)

Balance at December 31, 1993 .........................................      (196,405)    (1,096,782)           100    (1,293,087)

Net loss .............................................................        (8,232)      (403,369)          --        (411,601)

Distributions to partners

   Operations ........................................................       (11,020)      (540,000)          --        (551,020)

   Financing proceeds ................................................          --         (800,000)          --        (800,000)

Balance at December 31, 1994 .........................................      (215,657)    (2,840,151)           100    (3,055,708)

Net loss .............................................................        (2,334)      (114,408)          --        (116,742)

Distributions to partners ............................................       (16,531)      (810,000)          --        (826,531)

Balance at December 31, 1995 .........................................   $  (234,522)   $(3,764,559)   $       100   $(3,998,981)


See accompanying notes to financial statements.

                       BROWN-FLOURNOY EQUITY INCOME FUND
                              LIMITED PARTNERSHIP

                            Statements of Cash Flows

                        For the years ended December 31,

                                                              1995           1994           1993

Cash flows from operating activities
   Net loss ........................................   $  (116,742)   $  (411,601)   $  (497,282)
   Adjustments to reconcile net loss to net
     cash provided by operating activities
       Depreciation of property and equipment ......     1,038,167      1,019,697      1,021,009
       Amortization of loan fees ...................        74,188         74,188         74,188
       Gain on settlement of lawsuit ...............      (299,228)          --             --
       Changes in assets and liabilities
         Decrease (increase) in accounts receivable         24,334        (18,285)       (14,834)
         Decrease (increase) in prepaid expenses ...         1,065        (18,372)         3,464
         Increase (decrease) in accounts payable
            and accrued expenses ...................         6,063        (23,668)        97,977
         Increase in tenant security deposits ......         6,926          1,815         15,185

Net cash provided by operating activities ..........       734,773        623,774        699,707

Cash flows from investing activities
   Additions to investment in real estate ..........       (88,700)       (54,100)       (32,957)
   Settlement proceeds .............................        16,000        283,228           --

Net cash (used in) provided by investing activities        (72,700)       229,128        (32,957)

Cash flows from financing activities
   Decrease in mortgage loans payable ..............      (125,936)       (29,647)          --
   Distributions to partners .......................      (826,531)    (1,351,020)      (551,020)

Net cash used in financing activities ..............      (952,467)    (1,380,667)      (551,020)


Net (decrease) increase in cash and cash equivalents      (290,394)      (527,765)       115,730

Cash and cash equivalents
   Beginning of period .............................     1,738,073      2,265,838      2,150,108

   End of period ...................................   $ 1,447,679    $ 1,738,073    $ 2,265,838

See accompanying notes to financial statements.

                       BROWN-FLOURNOY EQUITY INCOME FUND
                              LIMITED PARTNERSHIP

                         Notes to Financial Statements

                                December 31, 1995

(1)    Organization

       Brown-Flournoy Equity Income Fund Limited Partnership (the "Fund") is a Delaware limited partnership formed on June 25, 1986 to develop and operate four residential apartment communities in Georgia and South Carolina. The capital raised from the admission of investors enabled the Fund to acquire the properties and improvements and complete construction. The properties are:

     o Southland Station, a 160 unit apartment community in Warner Robins, Ga.
     o Park Place, a 184-unit apartment community in Spartanburg,  S.C.
     o Hidden Lake - Phase Two, a 160-unit  apartment  community in
          Union City,  Ga.
     o High Ridge,  a160-unit apartment community in Athens, Ga.

       The General Partners are Brown-Equity Income Properties, Inc., the Administrative General Partner, and John F. Flournoy, the Development General Partner. The Class B Limited Partners are John F. Flournoy and Realty Associates 1986 Limited Partnership, an affiliate of the Administrative General Partner. The Fund will terminate on December 31, 2036, unless sooner terminated under the provisions of the Partnership Agreement.

(2)    Summary of Significant Accounting Policies

       (a)  Method of Accounting

           The accompanying financial statements have been prepared on the accrual basis of accounting. The Fund reports its operating results for income tax purposes on the accrual basis. No provision for income taxes is made because any liability for income taxes is that of the individual partners and not that of the Fund.

       (b) Cash Equivalents

           The Partnership considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

       (c) Depreciation

           Depreciation   of  property  and  equipment  is  computed  using  the
           straight-line method over the useful lives of the property and equipment as follows:

              Buildings                              25 years
              Furniture, fixtures and equipment      10 years

                       BROWN-FLOURNOY EQUITY INCOME FUND
                              LIMITED PARTNERSHIP

                    Notes to Financial Statements (continued)

(2)    Summary of Significant Accounting Policies (continued)

       (d) Deferred Costs

           Costs associated with marketing of the Class A limited partnership units to the public were offset against the related partners' capital.

           Loan fees incurred to obtain the mortgage loans have been capitalized and are being amortized on a basis that approximates the interest method over the 7-year loan terms.

       (e) Use of Estimates

           Management of the Fund has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenue and expenses to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(3)    Investment in Real Estate

       Investment in real estate is stated at the lower of net realizable value or cost, net of accumulated depreciation, and is summarized as follows at December 31:

                                           1995          1994
                                                  -----------

Land ............................   $ 1,205,950   $ 1,205,950
Buildings .......................    20,417,743    20,134,515
Furniture, fixtures and equipment     2,202,272     2,113,572

                                     23,825,965    23,454,037
Less: Accumulated depreciation ..     8,625,140     7,586,973

                                    $15,200,825   $15,867,064


(4)    Cash and Cash Equivalents

       Cash and cash equivalents consist of the following, stated at cost, which approximates market value at December 31:

                                                    1995         1994
                                                           ----------

Cash and money market .....................   $  428,716   $  772,440
Certificates of deposit with interest rates
    ranging from 4.25% to 5.90% in 1995
    and 3.05% to 4.25% in 1994 ............    1,018,963      965,633

                                              $1,447,679   $1,738,073


                       BROWN-FLOURNOY EQUITY INCOME FUND
                              LIMITED PARTNERSHIP

                    Notes to Financial Statements (continued)


(5)    Related Party Transactions

       The Administrative General Partner received $41,644, $41,314 and $37,767 in 1995, 1994 and 1993, respectively, for reimbursement of costs associated with administering the Fund, including clerical services, investor communication services, and reports and filings to regulatory authorities.

       Flournoy Properties, Inc., an affiliate of the Development General Partner, is the managing agent for the properties and earned management fees of $232,242, $222,578 and $212,229 representing 5% of the gross monthly operating revenues from the properties during 1995, 1994 and 1993, respectively.

(6)    Mortgage Loans Payable

       The Fund's general partners secured first mortgage loans aggregating $20.8 million on August 30, 1989 which are secured by the land, apartment units and all other improvements to the four apartment properties. These loans are for an original term of 7 years with an interest rate of 9.6%. Interest only was payable monthly through September 1994, and thereafter monthly payments were based on a 30-year amortization schedule with a balloon payment due at the end of the 7-year term. Under the terms of the mortgage loans, the aggregate maturities are $20,200,950 in 1996. The
       Fund intends to repay these balances with proceeds from mortgage refinancing. Interest of $1,945,936, $1,953,991 and $1,791,375 was paid during the years ended December 31, 1995, 1994 and 1993, respectively.

(7)    Losses for Federal Income Tax Purposes

       The Fund's losses for federal income tax purposes in each of the last 3 years ended December 31 differs from the net losses for financial reporting purposes due to differences in the Fund's computation of tax depreciation and in 1995, different treatment of the additional net settlement proceeds (Note 10). For federal income tax purposes, real property (other than land) and personal property, are being depreciated over 27 1/2 and 7 years, respectively, using the Modified Accelerated Cost Recovery System, and the additional net settlement proceeds (Note
       10) are being treated as a reduction to the adjusted tax basis of the Southland Station property. The tax losses for 1995, 1994 and 1993 are as follows:

                                                    1995         1994         1993

Losses for financial reporting purposes ....   $(116,742)   $(411,601)   $(497,282)
Financial reporting depreciation in
  excess of tax depreciation ...............     268,686      167,515       98,092

Additional net settlement proceeds (Note 10)    (299,228)        --           --

Losses for income tax purposes .............   $(147,284)   $(244,086)   $(399,190)

                       BROWN-FLOURNOY EQUITY INCOME FUND
                              LIMITED PARTNERSHIP

                    Notes to Financial Statements (continued)


(8)    Partners' Capital (Deficit)

       The Partnership Agreement provides, among other provisions, for the following:

       (a) The Fund will consist of the General Partners, the Class A Limited Partners and the Class B Limited Partners.

       (b) Distributions to the Partners relating to operations of the properties will be based on net cash flow, as defined in the Partnership Agreement. Investors will receive 98% of net cash flow and the General Partners will each receive 1%. Profit and loss from operations will be allocated in the same proportions. Net loss per Class A Limited Partnership interest as disclosed on the Statements of Operations are based upon 27,000 units outstanding.

       (c) Net proceeds of sale or operational stage financing of the properties will be distributed as follows:

               o To pay any deferred fees payable to the General Partners and affiliates.

                o To Class A Limited Partners until each Class A Limited Partner has recovered his original capital contribution in full and received a cumulative, noncompounded annual return of 7.5% of his capital contribution to the extent that such return has not been provided from prior distributions of net cash flow.

                o Any remainder will be distributed 80% to the Class A Limited Partners, 1% to each of the General Partners, 14% to John F. Flournoy in his capacity as Class B Limited Partner and 4% to Realty Associates 1986 Limited Partnership.

     (d)  Restrictions   exist  regarding   transferability  or  disposition  of
partnership interests.

(9)    Distributions to Partners

       Distributions of cash to partners during 1995, 1994 and 1993 are summarized as follows:

                                         1995         1994         1993

To Class A Limited Partners from
     Operations ................   $  540,000   $  540,000   $  540,000
     Settlement proceeds .......      270,000         --           --
     Financing proceeds ........         --        800,000         --

To General Partners from
     Operations ................       11,020       11,020       11,020
     Settlement proceeds .......        5,511         --           --

                                   $  826,531   $1,351,020   $  551,020

                       BROWN-FLOURNOY EQUITY INCOME FUND
                              LIMITED PARTNERSHIP

                    Notes to Financial Statements (continued)


(9)    Distributions to Partners (continued)

       Each Class A Limited Partner received a distribution of $20 per unit from operations in 1995, 1994 and 1993, $10 per unit from settlement proceeds in 1995 and approximately $29.63 per unit from financing proceeds in 1994.

(10)   Settlement Proceeds

       During the fourth quarter of 1994, the Fund settled an outstanding lawsuit with the manufacturer of defective polybutylene piping which was utilized at the Southland Station property. The lawsuit sought damages resulting from numerous plumbing leaks at the property since construction. The settlement included the cost to re-plumb the property, as well as additional net settlement proceeds to the Fund of $299,228. A special distribution of these proceeds was made in the second quarter of 1995.

(11)   Fair Value of Financial Instruments

       Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" requires the Fund to disclose estimated fair values for certain on and off balance sheet financial instruments. Fair value estimates, methods and assumptions are set forth below for the Fund's financial instruments as of December 31, 1995.

       The carrying value for cash and cash equivalents, accounts receivable and accounts payable and accrued expenses approximates fair value due to the short maturity of these instruments.

       The fair value of mortgages payable was based on the discounted value of contractual cash flows. The mortgage loans payable fair value approximates its carrying value due to the current maturity date of the loans and the low rate of current borrowings on similar debt.


(12)   Subsequent Event (unaudited)

       In February 1996 the Fund made a cash distribution totaling $137,755, of which 98% was allocated to Class A Limited Partners. This distribution was derived from net cash provided by operating activities for the quarter ended December 31, 1995. Each Class A Limited Partner received a cash distribution of $5.00 per unit.

                       BROWN-FLOURNOY EQUITY INCOME FUND
                              LIMITED PARTNERSHIP

                      Supplementary Information (unaudited)

A comparison of the financial forecast for Southland Station ("Property I") as provided in the prospectus with the actual results for Property I is required to be included in the annual report by section 10.3 of the amended and restated agreement of limited partnership. This supplementary information for the year ended December 31, 1995, as set forth below, is based on completion of the minimum offering and acquisition of Property I. Since the Fund completed the maximum offering and acquired all four properties, the results shown below for Property I are not indicative of the Fund's overall performance. Additionally, the Tax Reform Act of 1986 has required that interest earnings be segregated from passive loss operations for tax reporting purposes, and therefore, the net tax earnings, as shown below, is not indicative of an individual Partner's tax earnings from an investment in the Fund for 1995.

                                                                     Forecast                      Actual

Net cash flow
    Revenues ................................................................   $ 1,229,487   $ 1,141,002
    Expenses, exclusive of depreciation,
       amortization and funded expenses .....................................       896,769       931,489
                                                                                    332,718       209,513
    Other deductions
       Debt principal .......................................................        42,427        30,314

    Net cash flow ...........................................................   $   290,291   $   179,199

Distribution of net cash flow
    To Class A Limited Partners from
       Operations ...........................................................   $   284,485   $   175,615
       Working capital reserves .............................................          --            --
    To General Partners from
       Operations ...........................................................         5,806         3,584
       Working capital reserves .............................................          --            --

                                                                                $   290,291   $   179,199
    Per Class A Limited Partner
       (based on 645.5 investors) ...........................................   $       441   $       272

Net earnings (loss) and net tax earnings
    Revenues ................................................................   $ 1,229,487   $ 1,141,002
    Expenses, exclusive of depreciation,
       amortization and funded expenses .....................................       896,769       931,489

                                                                                    332,718       209,513

    Depreciation and amortization and funded expenses .......................       253,909       255,450

    Net earnings (loss) .....................................................        78,809       (45,937)
    Net decrease in depreciation and
       amortization expenses for income
       tax purposes .........................................................        20,071        72,555

    Net tax earnings ........................................................   $    98,880   $    26,618

    Per Class A Limited Partner
        (based on 645.5 investors) ..........................................   $       150   $        40

                       BROWN-FLOURNOY EQUITY INCOME FUND
                              LIMITED PARTNERSHIP

                            Partnership Information


Directors and Executive Officers

John F. Flournoy
Development General Partner

Brown-Equity Income Properties, Inc.
Administrative General Partner

         John M. Prugh
         President and Director

         Peter E. Bancroft
         Vice President and Director

         Terry F. Hall
         Secretary

         Timothy M. Gisriel
         Treasurer



Additional Information

Please submit name and address changes to Investor Relations at the above address.

                                    Form 10-K
A copy of the Fund's Annual Report on Form
10-K for 1995 as filed with the Securities and Exchange Commission is available to partners without charge on request by writing to:

         Investor Relations
         Brown-Equity Income Properties, Inc.
         225 East Redwood Street
         Baltimore, Maryland 21202

                                    Auditors
KPMG Peat Marwick LLP
111 South Calvert Street
Baltimore, Maryland 21202

                                  Legal Counsel
Piper & Marbury
1100 Charles Center South
36 South Charles Street
Baltimore, Maryland 21201




For further information or questions regarding your investment, please call Denise Liekfet at (410) 727-4083.