Form 10-K, Exhibit 13
period 1996-12-31
BROWN FLOURNOY EQUITY INCOME FUND LTD PARTNERSHIP
filed 1997-03-20
CIK 796333

BROWN-FLOURNOY EQUITY INCOME FUND LIMITED PARTNERSHIP



                                            1996 ANNUAL REPORT
                                              March 14, 1997

Dear Investor:

         We are pleased to report another year of strong operating results for the Brown- Flournoy Equity Income Fund. While each of the properties continued to experience heightened competition, management was able to increase revenues.

OPERATIONS

         During 1996 and 1995, rental income increased 3% and 4%, respectively. These increases can be attributed to rental rate increases that were implemented during these time periods.

         Total operating expenses (excluding depreciation, amortization and interest expenses) increased $58,395 in 1996, a 3% increase from 1995. This increase is due primarily to higher marketing expenses and certain costs associated with holding vacant units. In 1995, total operating expenses increased 11% over 1994, due to higher maintenance and repairs and utility expenses.

         Occupancy for the Fund's properties averaged 93% during 1996, a slight decrease from the 94% average reported in 1995. During 1996 and 1995 the Fund's properties experienced heightened competition from the construction of new apartment communities. This additional competition placed certain strains on the Properties' occupancy and also limited their ability to implement major rental rate increases. While the Fund's occupancy declined 1% in 1996, rental income increased 3%, due largely to the performance of the Hidden Lake, Park Place and High Ridge properties. Substantial market pressures led to a 3% decline in rental income at the Southland Station property.

         On August 27, 1996, the Fund closed interim, one year, interest only loans payable in September 1997. These loans will serve the financial needs of the Fund until it selects a permanent financial solution for the repayment of its debt. The terms of the interim financing provide for interest only payments of prime (8.25% at December 31, 1996) plus 1% in monthly installments. The new loans totaled $20,400,000 and provided proceeds sufficient to satisfy the repayment of the existing mortgage loans, as well as all costs of the refinancing.

CASH DISTRIBUTIONS

         In February 1997, the Fund made a fourth quarter cash distribution of $5 per investment unit. This represents a 5.6% annualized return on the remaining capital balance of $360 per investment unit. This distribution was derived from cash generated by operations.

BROWN-FLOURNOY EQUITY INCOME FUND LIMITED PARTNERSHIP

OUTLOOK

         New apartment communities continue to be built in many markets in the Southeastern United States. In particular, the markets in which the Fund's properties are located have experienced new competition. As these new communities have been built, management's ability to substantially increase rental rates has been limited. In addition, the increased supply of apartments has caused certain challenges in the leasing of the properties. It appears that the construction of new apartments will continue in certain markets during 1997. Management intends to meet these challenges in the upcoming year through its ongoing marketing programs and commitment to high tenant service. The general condition of the Fund's properties is good, due to the recent painting of the properties, allowing them to compete with the new competition.

Very truly yours,



John F. Flournoy                            John M. Prugh, President
Development General Partner                 Brown-Equity Income Properties, Inc.
                                            Administrative General Partner

BROWN-FLOURNOY EQUITY INCOME FUND LIMITED PARTNERSHIP

In 1996, the High Ridge property, located in Athens, Georgia, achieved an average occupancy of 93%, a 4% decrease from 1995. This decline is attributable to market pressures brought about by the construction of new apartment communities. In light of the decrease in occupancy, High Ridge experienced a 3% increase in rental income due in part to an increase in corporate rentals.

Occupancy at the Hidden Lake property averaged 97% during 1996, a slight increase from 1995's average of 96%. A marginal increase in rents and an increase in the number of corporate rentals, led to a 5% increase in rental income during 1996.

BROWN-FLOURNOY EQUITY INCOME FUND LIMITED PARTNERSHIP



The Park Place property, located in Spartanburg, South Carolina, experienced a 6% increase in rental revenue in 1996. This increased revenue is attributable to a $25 per unit increase that management implemented at the beginning of the year. While occupancy experienced a decline falling to 83% immediately after the rent increase, it finished the year at 97%. During 1996 the occupancy averaged 92% a slight decline from the 93% recorded in 1995.

The Southland Station property achieved an average occupancy of 90% during 1996, a slight decrease from 1995's average of 92%. This decrease in occupancy is due in large part to market conditions that have affected Warner Robins, Georgia. The decision by the government to defer certain military operations has led to a reduction in the number of personnel at the Warner Robins Air Force Base. This event combined with the completion of several new apartment communities has placed pressure on management's ability to keep the Property leased. The decline in occupancy caused rental income to drop 3% in 1996 from 1995.

BROWN-FLOURNOY EQUITY INCOME FUND LIMITED PARTNERSHIP

                                       INDEPENDENT AUDITORS' REPORT



The Partners
Brown-Flournoy Equity Income Fund Limited Partnership:

We have audited the accompanying balance sheets of Brown-Flournoy Equity Income Fund Limited Partnership as of December 31, 1996 and 1995 and the related statements of operations, partners' capital (deficit) and cash flows for each of the years in the three-year period ended December 31, 1996. These financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brown-Flournoy Equity Income Fund Limited Partnership as of December 31, l996 and 1995, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

KPMG PEAT MARWICK LLP

Baltimore, Maryland
January 17, 1997

BROWN-FLOURNOY EQUITY INCOME FUND LIMITED PARTNERSHIP


                                              Balance Sheets

                                                                   December 31,
                                                               1996           1995

Assets

  Investment in real estate (Note 3)                      $ 14,355,212    $ 15,200,825
  Cash and cash equivalents (Note 4)                         1,467,365       1,447,679
  Other assets
    Accounts receivable                                         19,744          22,624
    Prepaid expenses                                            70,500          65,417
    Loan fees, less accumulated amortization
      of $592,748 and $469,856, respectively                    93,761          49,459

  Total other assets                                           184,005         137,500

Total assets                                              $ 16,006,582    $ 16,786,004


Liabilities and Partners' Capital (Deficit)

  Accounts payable and accrued expenses including
    $28,941 and $27,523 due to affiliates, respectively   $    417,042    $    453,493
  Tenant security deposits                                     110,890         130,542
  Mortgage loans payable (Note 6)                           20,400,000      20,200,950

  Total liabilities                                         20,927,932      20,784,985


  Partners' Capital (Deficit) (Note 8)
    General Partners                                          (252,969)       (234,522)
    Limited Partners
      Class A - $1,000 stated value per unit;
        27,000 units outstanding                            (4,668,481)     (3,764,559)
      Class B                                                      100             100

  Total partners' capital (deficit)                         (4,921,350)     (3,998,981)

Total liabilities and partners' capital (deficit)         $ 16,006,582    $ 16,786,004

See accompanying notes to financial statements

BROWN-FLOURNOY EQUITY INCOME FUND LIMITED PARTNERSHIP



                                                       Statement of Operations
                                               For the years ended December 31,


                                                                      1996             1995              1994



Revenues
  Rental income                                                  $   4,799,909     $   4,644,851     $   4,451,569
  Interest income                                                       61,955            67,677            49,805
  Gain on settlement of lawsuit (Note 10)                                         --     299,228                     --

                                                                     4,861,864         5,011,756         4,501,374


Expenses
  Compensation and related benefits                                    521,603           465,396           423,923
  Property taxes                                                       336,976           345,327           343,773
  Utilities                                                            289,952           255,151           233,250
  Property management fee to related party (Note 5)                    239,995           232,242           222,578
  Maintenance and repairs                                              435,767           505,152           404,083
  Advertising                                                          105,534            75,793            64,462
  Other                                                                106,700           106,308            80,845
  Administrative, including amounts to related party (Note 5)           93,005            85,768            92,422
  Interest expense (Note 6)                                          1,933,782         1,945,006         1,953,754
  Depreciation of property and equipment (Notes 2 & 7)               1,047,007         1,038,167         1,019,697
  Amortization of loan fees (Note 2)                                   122,892            74,188            74,188

                                                                     5,233,213         5,128,498         4,912,975

Net loss (Note 7)                                               $     (371,349)   $     (116,742)   $     (411,601)


Net loss per unit of Class A Limited
  Partnership Interest (Note 8)                                 $       (13.48)   $        (4.24)   $       (14.94)

See accompanying notes to financial statements

BROWN-FLOURNOY EQUITY INCOME FUND LIMITED PARTNERSHIP



                    Statements of Partners' Capital (Deficit)
                        For the years ended December 31,


                                                               Class A              Class B
                                            General            Limited               Limited
                                           Partners           Partners              Partners            Total



Balance at December 31, 1993            $      (196,405)   $    (1,096,782)    $           100     $    (1,293,087)

Net loss                                         (8,232)          (403,369)                        --     (411,601)

Distributions to partners

  Operations                                    (11,020)          (540,000)                        --     (551,020)

  Financing proceeds                                      --      (800,000)                        --     (800,000)

Balance at December 31, 1994                   (215,657)        (2,840,151)                100          (3,055,708)

Net loss                                         (2,334)          (114,408)                        --     (116,742)

Distributions to partners                       (16,531)          (810,000)                        --     (826,531)

Balance at December 31, 1995            $      (234,522)   $    (3,764,559)    $           100     $    (3,998,981)

Net loss                                         (7,427)          (363,922)                        --     (371,349)

Distributions to partners                       (11,020)          (540,000)                        --     (551,020)

Balance at December 31, 1996            $      (252,969)   $    (4,668,481)    $           100     $    (4,921,350)

See accompanying notes to financial statements

BROWN-FLOURNOY EQUITY INCOME FUND LIMITED PARTNERSHIP


                            Statements of Cash Flows
                        For the years ended December 31,

                                                              1996                  1995                 1994


Cash flows from operating activities
  Net loss                                              $       (371,349)    $       (116,742)     $       (411,601)
  Adjustments to reconcile net loss to net
    cash provided by operating activities
      Depreciation of property and equipment                  1,047,007            1,038,167             1,019,697
      Amortization of loan fees                                 122,892               74,188                74,188
      Gain on settlement of lawsuit                                         --       (299,228)                        --
      Changes in assets and liabilities
        Decrease (increase) in accounts receivable                2,880               24,334                (18,285)
        (Increase) decrease in prepaid expenses                   (5,083)              1,065                (18,372)
        (Decrease) increase in accounts payable
          and accrued expenses                                   (36,451)              6,063                (23,668)
        (Decrease) increase in tenant security deposits          (19,652)              6,926                 1,815

Net cash provided by operating activities                       740,244              734,773               623,774

Cash flows from investing activities
  Additions to investment in real estate                        (201,392)             (88,700)              (54,100)
  Settlement proceeds                                                       --        16,000               283,228

Net cash (used in) provided by investing activities             (201,394)             (72,700)             229,128

Cash flows from financing activities
  Decrease in mortgage loans payable                             (90,080)            (125,936)              (29,647)
  Proceeds from mortgage refinancing                         20,400,000                          --                    --
  Repayment of mortgage loans                                (20,110,870)                        --                    --
  Financing costs                                               (167,194)                        --                    --
  Distributions to partners                                     (551,020)            (826,531)           (1,351,020)

Net cash used in financing activities                           (519,164)            (952,467)           (1,380,667)


Net increase (decrease) in cash and cash equivalents             19,686              (290,394)             (527,765)

Cash and cash equivalents
  Beginning of period                                         1,447,679            1,738,073             2,265,838

  End of period                                         $     1,467,365      $     1,447,679       $     1,738,073

See accompanying notes to financial statements

BROWN-FLOURNOY EQUITY INCOME FUND LIMITED PARTNERSHIP

                                             Notes to Financial Statements
                                                   December 31, 1996


(1)    Organization


Brown-Flournoy Equity Income Fund Limited Partnership (the "Fund") is a Delaware limited partnership formed on June 25, 1986 to develop and operate four residential apartment communities in Georgia and South Carolina. The capital raised from the admission of investors enabled the Fund to acquire the properties and improvements and complete construction. The properties are:

         o    Southland Station, a 160-unit apartment community in
                    Warner Robins, Ga.
         o    Park Place, a 184-unit apartment community in Spartanburg, S.C.
         o    Hidden Lake - Phase Two, a 160-unit apartment community in
                    Union City, Ga.
         o    High Ridge, a 160-unit apartment community in Athens, Ga.


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


                (b)        Cash Equivalents


           The Fund considers all highly liquid investments with original maturities of three months or less to be cash equivalents.


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


           Loan fees incurred to obtain the original mortgage loans were capitalized and were amortized on a basis that approximates the interest method over the 7-year loan terms. These fees were fully amortized in 1996. Loan fees incurred to obtain the new mortgage loans (Note 6) have been capitalized and are being amortized over the 1-year loan terms.


           (e)  Use of Estimates


       Management of the Fund has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenue and expenses to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.


           (f)  Fair Value of Financial Instruments


       The fair value of financial instruments is determined by reference to various market data and other valuation considerations. The fair value of financial instruments approximate their recorded values.


           (g)  Impairment of Long-Lived Assets


           In accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," the Fund records impairment losses on long-lived assets used in operations when events and circumstances indicate that the individual assets might be impaired, based on fair value, and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. During 1996 no events or circumstances indicated that the assets of the Fund were impaired. Prior to 1996, the Fund's investment in real estate was carried at the lower of net realizable value or cost, net of accumulated depreciation, on an individual property basis.

BROWN-FLOURNOY EQUITY INCOME FUND LIMITED PARTNERSHIP

           (3)      Investment in Real Estate


           Investment in real estate, is summarized as follows at December 31:

                                                                   1996               1995


         Land                                                 $    1,205,950      $   1,205,950
         Buildings                                                20,417,743         20,417,743
         Furniture, fixtures and equipment                         2,403,666          2,202,272

                                                                  24,027,359         23,825,965
         Less: Accumulated depreciation                            9,672,147          8,625,140

                                                              $   14,355,212      $  15,200,825


(4)    Cash and Cash Equivalents


Cash and cash equivalents consist of the following, stated at cost, which approximates market value at December 31:

                                                                    1996               1995

         Cash and money market                                  $    532,655       $    428,716
         Certificates of deposit with interest rates
             ranging from 5.00% to 5.60% in 1996
             and 4.25% to 5.90% in 1995.                             934,710          1,018,963

                                                                $  1,467,365       $  1,447,679


Restricted cash represents  amount  retained from tenant  security  deposits and
       totaled   $110,890   and   $130,542  at  December   31,  1996  and  1995,
       respectively.


       (5) Related Party Transactions


       The Administrative General Partner received $52,795, $41,644 and $41,314 in 1996, 1995 and 1994, respectively, for reimbursement of costs associated with administering the Fund, including clerical services, investor communication services, and reports and filings to regulatory authorities.


       Flournoy Properties, Inc., an affiliate of the Development General Partner, is the managing agent for the properties and earned management fees of $239,995, $232,242 and $222,578 representing 5% of the gross monthly operating revenues from the properties during 1996, 1995 and 1994, respectively.

BROWN-FLOURNOY EQUITY INCOME FUND LIMITED PARTNERSHIP

       (6)                                           Mortgage Loans Payable


       The Fund's General Partners secured first mortgage loans aggregating $20.8 million on August 30, 1989 which were secured by the land, apartment units and all other improvements to the four apartment properties. These loans were for an original term of 7 years with an interest rate of 9.6%. Interest only was payable monthly through September 1994, and thereafter monthly payments were based on a 30-year amortization schedule with a balloon payment due at the end of the 7-year term.


       The mortgage loans matured on September 1, 1996. The Fund refinanced these loans with Columbus Bank and Trust. The terms of the commitment provide for interest only payments of prime plus 1% in monthly installments and a term of one year. The new loans totaled $20,400,000 and provided proceeds sufficient to satisfy the repayment of the old mortgage loans, and all costs of the refinancing. The Fund is required to pay a commitment fee of one point payable in advance in quarterly installments. The Fund intends to repay these balances with proceeds from mortgage refinancing or other capital transactions. Interest of $1,932,975, $1,945,936 and $1,953,991 was paid during the years ended
       December 31, 1996, 1995 and 1994, respectively.


       (7) Losses for Federal Income Tax Purposes


       The Fund's losses for federal income tax purposes in each of the last 3 years ended December 31 differs from the net losses for financial reporting purposes due to differences in the Fund's computation of tax depreciation and in 1995, different treatment of the additional net settlement proceeds (Note 10). For federal income tax purposes, real property (other than land) and personal property, are being depreciated over 27 1/2 and 7 years, respectively, using the Modified Accelerated Cost Recovery System, and the additional net settlement proceeds (Note
       10) are being treated as a reduction to the adjusted tax basis of the Southland Station property.
       The tax losses for 1996, 1995 and 1994 are as follows:

                                                               1996              1995             1994

          Losses for financial reporting purposes          $   (371,349)    $   (116,742)     $   (411,601)

          Financial reporting depreciation in
            excess of tax depreciation                          247,403          268,686           167,515

          Additional net settlement proceeds (Note 10)              --          (299,228)              --


          Losses for income tax purposes                   $   (123,946)    $   (147,284)     $   (244,086)


BROWN-FLOURNOY EQUITY INCOME FUND LIMITED PARTNERSHIP

(8)       Partners' Capital (Deficit)


The Partnership Agreement provides, among other provisions, for the following:


       (a) The Fund will consist of the General Partners, the Class A Limited Partners and the Class B Limited Partners.


           (b) Distributions to the Partners relating to operations of the properties will be based on net cash flow, as defined in the Partnership Agreement. Investors will receive 98% of net cash flow and the General Partners will each receive 1%. Profit and loss from operations will be allocated in the same proportions. Net loss per Class A Limited Partnership interest as disclosed on the Statements of Operations is based upon 27,000 units outstanding.


           (c) Net proceeds of sale or operational stage financing of the properties will be distributed as follows:


           To pay any deferred fees payable to the General Partners and affiliates.


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


           (9)  Distributions to Partners


           Distributions of cash to partners during 1996, 1995 and 1994 are summarized as follows:

                              1996          1995         1994

         To Class A Limited Partners from
     Operations            $  540,000   $  540,000   $  540,000
     Settlement proceeds         --        270,000         --
     Financing proceeds          --           --        800,000

To General Partners from
     Operations                11,020       11,020       11,020
     Settlement proceeds                      5,51         --
                           $  826,531   $1,351,020   $  551,020


BROWN-FLOURNOY EQUITY INCOME FUND LIMITED PARTNERSHIP

              Each Class A Limited Partner received a distribution of $20 per unit from operations in 1996, 1995 and 1994, $10 per unit from settlement proceeds in 1995 and approximately $29.63 per unit from financing proceeds in 1994.


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


       (11)     Subsequent Event


       In February 1997 the Fund made a cash distribution totaling $137,755, of which 98% was allocated to Class A Limited Partners. This distribution was derived from net cash provided by operating activities. Each Class A Limited Partner received a cash distribution of $5.00 per unit.

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

                                                    Form 10-K
       A copy of the Fund's Annual
       Report on Form
       10-K for 1996 as filed with the
       Securities and Exchange Commis
       sion is available to partners with
       out charge on request by writing
       to:
       Investor Relations
       Brown-Equity Income Properties,
       Inc.
       225 East Redwood Street
       Baltimore, Maryland 21202
                                                    Auditors
       KPMG Peat Marwick LLP
       111 South Calvert Street
       Baltimore, Maryland 21202
                                                  Legal Counsel
       Piper & Marbury
       1100 Charles Center South
       36 South Charles Street
       Baltimore, Maryland 21201


                                               Further Information


       Please submit changes in name, address, investment representative and distribution instructions to Investor Relations at the above address.


       For further information or ques tions regarding your investment, please call Denise Shaduk, Invest ment Coordinator, at (410) 727-
       4083.